Exhibit 99.1

FOR IMMEDIATE RELEASE

Investor Relations:	Media Relations:
Chris Burns Ph: 800-252-3526 353-1-709-4444	Matt Dallas Ph: 212-850-5664	Elizabeth Headon Ph: 353-1-498-0300

ELAN REPORTS SECOND QUARTER 2007 FINANCIAL RESULTS

Dublin, Ireland, July 26, 2007 - Elan Corporation, plc today announced its second quarter 2007 financial results and provided a business update.  Commenting on Elan’s business, Kelly Martin, Elan’s president and chief executive officer, said, “We continue to make progress in our pipeline and focus on moving our science towards the patients. Business discipline and growth in both Tysabri and EDT should provide a solid platform for continued advancement throughout the balance of the year. ”

Commenting on Elan’s second quarter financial results, Shane Cooke, Elan’s executive vice president and chief financial officer, said, “We are very pleased with the progress we have made in the second quarter of the year with revenue growth of 38% and a reduction of two-thirds in Adjusted EBITDA losses as we continue to carefully manage our cost base.  The net loss increased to $141.1 million, mainly due to a non-cash charge of $52.2 million related to the write down of intangible assets as a result of the approval of a generic competitor to Maxipime.  Tysabri had a solid quarter with approximately 14,000 patients on therapy as of mid-July 2007, an increase of over 40% from when we reported last quarter.  We expect Tysabri to continue to drive revenue growth.”

Mr. Cooke added, “With the earlier than expected entry of generic competition to Maxipime, we will immediately adjust our commercial infrastructure, reducing related selling and administration costs, and we are targeting to contain Adjusted EBITDA losses for 2007 at the previously guided $50 million level.”

Unaudited Consolidated Income Statement Data

Three Months Ended June 30			Six Months Ended June 30
2006 US$m	2007 US$m		2006 US$m	2007 US$m
		Revenue (see page 7)
130.8	182.9	Product revenue	259.0	350.4
5.6	5.6	Contract revenue	11.7	14.1
136.4	188.5	Total revenue	270.7	364.5

		Operating Expenses (see page 11)
47.9	82.8	Cost of goods sold	96.8	155.9
96.1	89.6	Selling, general and administrative	181.8	179.6
52.6	59.5	Research and development	103.4	119.7
0.9	—	Net (gain)/loss on divestment of product	(43.3)	—
3.4	67.1	Other net charges	3.4	67.1
200.9	299.0	Total operating expenses	342.1	522.3
(64.5)	(110.5)	Operating loss	(71.4)	(157.8)

		Net Interest and Investment Gains and Losses
27.2	26.2	Net interest expense	54.6	52.8
1.2	(0.6)	Net investment (gains)/losses	(1.1)	(1.3)
—	—	Net charge on debt retirement	—	18.8
28.4	25.6	Net interest and investment gains and losses	53.5	70.3

(92.9)	(136.1)	Net loss from continuing operations before tax	(124.9)	(228.1)
(2.4)	5.0	Provision for/(benefit from) income taxes	(1.1)	6.0
(90.5)	(141.1)	Net loss	(123.8)	(234.1)

(0.21)	(0.30)	Basic and diluted net loss per ordinary share	(0.29)	(0.50)
430.0	467.9	Basic and diluted weighted average number of ordinary shares outstanding (in millions)	429.5	467.3

Unaudited Non-GAAP Financial Information – EBITDA

Three Months Ended June 30		Non-GAAP Financial Information Reconciliation Schedule	Six Months Ended June 30
2006 US$m	2007 US$m		2006 US$m	2007 US$m

(90.5)	(141.1)	Net loss	(123.8)	(234.1)
27.2	26.2	Net interest expense	54.6	52.8
(2.4)	5.0	Provision for/(benefit from) income taxes	(1.1)	6.0
33.5	83.1	Depreciation and amortization	66.1	114.2
(9.8)	(4.4)	Amortized fees	(21.2)	(8.4)
(42.0)	(31.2)	EBITDA	(25.4)	(69.5)

Three Months Ended June 30		Non-GAAP Financial Information Reconciliation Schedule	Six Months Ended June 30
2006 US$m	2007 US$m		2006 US$m	2007 US$m
(42.0)	(31.2)	EBITDA	(25.4)	(69.5)
13.5	10.0	Share-based compensation	26.2	23.8
0.9	—	Net (gain)/loss on divestment of product	(43.3)	—
3.4	14.9	Other net charges	3.4	14.9
1.2	(0.6)	Net investment (gains)/losses	(1.1)	(1.3)
—	—	Net charge on debt retirement	—	18.8
(23.0)	(6.9)	Adjusted EBITDA	(40.2)	(13.3)

To supplement its consolidated financial statements presented on a US GAAP basis, Elan provides readers with EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) and Adjusted EBITDA, non-GAAP measures of operating results. EBITDA is defined as net loss plus or minus depreciation and amortization of costs and revenues, provisions for income tax and net interest expense. Adjusted EBITDA is defined as EBITDA plus or minus share-based compensation, net gains or losses on divestment of product, other net charges, net investment gains or losses and net charge on debt retirement.  EBITDA and Adjusted EBITDA are not presented as, and should not be considered alternative measures of, operating results or cash flow from operations, as determined in accordance with US GAAP. Elan’s management uses EBITDA and Adjusted EBITDA to evaluate the operating performance of Elan and its business and these measures are among the factors considered as a basis for Elan’s planning and forecasting for future periods. Elan believes EBITDA and Adjusted EBITDA are measures of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA and Adjusted EBITDA are used as analytical indicators of income generated to service debt and to fund capital expenditures. EBITDA and Adjusted EBITDA do not give effect to cash used for interest payments related to debt service requirements and do not reflect funds available for investment in the business of Elan or for other discretionary purposes. EBITDA and Adjusted EBITDA, as defined by Elan and presented in this press release, may not be comparable to similarly titled measures reported by other companies. Reconciliations of EBITDA and Adjusted EBITDA to net loss from continuing operations are set out in the tables above titled, “Non-GAAP Financial Information Reconciliation Schedule.”

 Unaudited Consolidated US GAAP Balance Sheet Data

	December 31 2006 US$m	March 31 2007 US$m	June 30 2007 US$m
Assets
Current Assets
Cash and cash equivalents	1,510.6	907.6	826.0
Restricted cash	23.2	23.7	30.0
Investment securities — current	11.2	10.0	10.9
Prepaid and other current assets	211.3	137.1	160.6
Total current assets	1,756.3	1,078.4	1,027.5

Non-Current Assets
Intangible assets, net	575.9	554.5	484.3
Property, plant and equipment, net	349.0	345.9	341.6
Investment securities — non-current	9.2	9.1	9.1
Other assets	55.9	48.1	42.9
Total Assets	2,746.3	2,036.0	1,905.4

Liabilities and Shareholders’ Equity/(Deficit)
Accounts payable and accrued liabilities	266.9	251.8	242.1
Deferred income	16.1	11.9	7.5
Long-term debt (due November 2011 & November 2013)	2,378.2	1,765.0	1,765.0
Shareholders’ equity/(deficit)(1) (see page 12)	85.1	7.3	(109.2)
Total Liabilities and Shareholders’ Equity/(Deficit)	2,746.3	2,036.0	1,905.4

(1) None of our debt covenants require us to maintain or adhere to any specific financial ratios and consequently the shareholders’ deficit has no impact on our ability to comply with our debt covenants.

Unaudited Consolidated US GAAP Cash Flow Data
Three Months Ended June 30			Six Months Ended June 30
2006 US$m	2007 US$m		2006 US$m	2007 US$m

(10.4)	5.2	Cash flows from operating activities	(17.2)	13.6
(48.4)	(67.8)	Movement on debt interest and tax	(76.6)	(97.9)
(7.6)	(18.7)	Working capital movement	(30.4)	29.6
(8.2)	(5.4)	Net purchases of tangible and intangible assets	(15.6)	(12.9)
2.6	0.1	Net proceeds from sale of investments	10.9	2.4
—	2.0	Net proceeds from product divestment	50.3	2.0
16.6	9.0	Cash flows from financing activities	21.3	(615.4)
1.3	(6.0)	Restricted cash movement	1.4	(6.0)
(54.1)	(81.6)	Net cash movement	(55.9)	(684.6)
1,078.9	907.6	Beginning cash balance	1,080.7	1,510.6
1,024.8	826.0	Cash and cash equivalents at end of period	1,024.8	826.0

Net Loss

The net loss for the second quarter of 2007 increased to $141.1 million from $90.5 million in the second quarter of 2006 after including a non-cash charge of $52.2 million relating to Maxipime® and Azactam® intangible assets.  This charge resulted from the approval by the United States Food and Drug Administration (FDA) of a generic form of Maxipime in June 2007, which was earlier than expected (see page 9).

The net loss for the second quarter of 2007, before including the non-cash charge of $52.2 million and severance and restructuring costs primarily associated with the consolidation of Elan’s activities on the west coast of the United States (US) into one site based in South San Francisco of $14.9 million, was $74.0 million, a reduction of 18% from the net loss of $90.5 million recorded in the second quarter of 2006.  This improvement in underlying operating performance reflects a 38% increase in revenues and improved operating margins.  Revenue growth was driven by the launch of Tysabri® in the second half of 2006 and strong growth in manufacturing and royalty revenues, offset by reduced sales of Maxipime related to the approval of a generic form.  The gross margin fell from 65% in the second quarter of 2006 to 56% in the second quarter of 2007, reflecting the impact of sales of Tysabri, which have a lower gross margin due to the collaboration agreement with Biogen Idec Inc. (Biogen Idec).  In addition, selling, general and administrative (SG&A) and research and development (R&D) costs in the second quarter of 2007 were held at approximately the same level as in the second quarter of 2006.

Adjusted EBITDA (see page 3)

Negative Adjusted EBITDA for the second quarter of 2007 was $6.9 million, compared to $23.0 million in the same period of 2006, a reduction of 70%.  This improvement primarily reflects an increase of 38% in revenues, principally related to Tysabri, and improved operating margins.  A further analysis of Adjusted EBITDA between Tysabri and the rest of the business is included in Appendices I and II.

Revenue

Total revenue for the second quarter of 2007 increased 38% to $188.5 million from $136.4 million in the same period of 2006.  Revenue is analyzed below between product revenue and contract revenue.

Three Months Ended June 30			Six Months Ended June 30
2006 US$m	2007 US$m		2006 US$m	2007 US$m

		Revenue from Marketed Products
(0.1)	46.9	Tysabri- US	(0.2)	82.6
—	—	Tysabri- ROW (see page 8)	—	(5.0)
42.6	35.6	Maxipime	87.3	87.5
20.0	20.9	Azactam	39.9	42.2
3.0	3.3	Prialt®	5.6	5.2
65.5	106.7	Total Revenue from Marketed Products	132.6	212.5

56.8	74.0	Manufacturing Revenue and Royalties (see page 9)	109.4	133.4

8.5	2.2	Amortized Revenue – Adalat®/Avinza®	17.0	4.5
130.8	182.9	Total Product Revenue	259.0	350.4

		Contract Revenue
2.1	1.6	Amortized fees	4.2	3.2
3.5	4.0	Research revenue and milestones	7.5	10.9
5.6	5.6	Total Contract Revenue	11.7	14.1

136.4	188.5	Total Revenue	270.7	364.5

Revenue from marketed products

Tysabri

The distribution of Tysabri in both the United States and the rest of the world (ROW) commenced in July 2006.  Tysabri was developed and is now being marketed in collaboration with Biogen Idec.  In general, subject to certain limitations imposed by the parties, we share with Biogen Idec most of the development and commercialization costs for Tysabri. Biogen Idec is responsible for manufacturing the product. In the United States, Elan purchases Tysabri from Biogen Idec and is responsible for distribution. Consequently, Elan records as revenue the net sales of Tysabri in the US market. Elan purchases product from Biogen Idec as required at a price that includes the cost of manufacturing, plus Biogen Idec’s gross profit on Tysabri and this cost, together with royalties payable to other third parties, is included in cost of sales.

Outside of the United States, Biogen Idec is responsible for distribution and Elan records as revenue its share of the profit or loss on these sales of Tysabri, plus Elan’s directly-incurred expenses on these sales.

Global in-market net sales of Tysabri for the second quarter of 2007 were $72.1 million ($46.9 million in the United States and $25.2 million in ROW), an increase of 49% over the $48.4 million reported in the first quarter of 2007.  As of mid-July 2007, approximately 14,000 patients are on therapy worldwide, comprising approximately 13,000 on commercial therapy and approximately 1,000 in the multiple sclerosis (MS) clinical trials.

Tysabri – US

In the US market, Elan recorded net sales of $46.9 million in the second quarter of 2007.

As of mid-July 2007, approximately 1,800 doctors have enrolled patients and approximately 8,600 patients are on commercial therapy, an increase of 30% over the 6,600 which were on therapy in mid-April 2007.

Tysabri – ROW

As previously mentioned, in the ROW market, Biogen Idec is responsible for distribution and Elan records as revenue its share of the profit or loss on ROW sales of Tysabri, plus Elan’s directly-incurred expenses on these sales.  As a result, in the ROW market, Elan recorded no revenue in the second quarter of 2007.  Elan’s share of the Tysabri ROW collaboration operating loss is calculated as follows:

	Three Months Ended June 30	Six Months Ended June 30
	2007 US$m	2007 US$m

ROW in-market sales by Biogen Idec	25.2	37.9
ROW operating expenses incurred by Elan and Biogen Idec	(32.8)	(59.8)
ROW operating loss incurred by Elan and Biogen Idec	(7.6)	(21.9)
Elan’s 50% share of Tysabri ROW collaboration operating loss	(3.8)	(10.9)
Elan’s directly incurred costs	3.8	5.9
Net Tysabri ROW negative revenue	—	(5.0)

Discussions in relation to reimbursement on a country-by-country basis continue to make good progress.  As of mid-July 2007, approximately 4,300 patients principally in the European Union (EU) are on therapy, an increase of 72% over the 2,500 that were on therapy in mid-April 2007.  During the quarter, Tysabri recorded its first sales in Greece and France.

On July 2, 2007, the National Institute for Health and Clinical Excellence (NICE) in the United Kingdom announced their final appraisal determination which recommended the use of Tysabri in people with highly active relapsing remitting MS. Tysabri is the first treatment for MS to be recommended for use by NICE.

Other marketed products

Revenue from Maxipime decreased 16% to $35.6 million in the second quarter of 2007 from $42.6 million in same period of 2006. The decrease was principally due to the introduction of generic competition.  On June 18, 2007, the first generic formulation of cefepime hydrochloride was approved by the FDA. Generic cefepime hydrochloride has and Elan expects it will continue to materially and adversely affect Elan’s revenues from, and gross margin for, Maxipime.

Revenue from Azactam was $20.9 million in the second quarter of 2007, compared to $20.0 million in the same period of 2006.  Azactam lost its patent exclusivity in October 2005 and its sales are expected to be negatively impacted by generic competition in the second half of 2007.  However, to date no generic form of Azactam product has been approved.

A non-cash impairment charge of $52.2 million has been recorded in the second quarter of 2007 in relation to the Maxipime and Azactam intangible assets (see page 11).

Revenue from Prialt was $3.3 million in the second quarter of 2007, compared to $3.0 million in the same period in 2006.

Manufacturing revenue and royalties

Manufacturing revenue and royalties from Elan’s Drug Technology (EDT) business comprise revenue earned from products manufactured for clients and royalties earned principally on sales by clients of products that incorporate Elan’s technologies.

Manufacturing revenue and royalties were $74.0 million, an increase of 30% over the same period in 2006, reflecting continued growth across a number of products in the EDT portfolio.  These revenues can be further analyzed as follows:

Three Months Ended June 30			Six Months Ended June 30
2006 US$m	2007 US$m		2006 US$m	2007 US$m
12.5	16.3	Tricor®	22.7	27.1
9.6	11.3	Skelaxin®	14.4	17.5
5.9	8.5	Focalin® XR / RitalinLA®	11.2	15.5
8.5	6.1	Verelan®	20.0	15.3
4.7	4.9	Diltiazem®	9.9	9.8
15.6	26.9	Other	31.2	48.2
56.8	74.0	Total	109.4	133.4

Except as noted above, no other product accounted for more than 10% of total manufacturing revenue and royalties in the second quarter of 2007 or 2006.  Of the total of $74.0 million (2006: $56.8 million) in manufacturing revenue and royalties, 40% (2006: 42%) consisted of royalties on products that were not manufactured by Elan.

Amortized product revenue

The results for the second quarter of 2007 includes $2.2 million (2006: $8.5 million) of amortized revenue related to the licensing of rights to Elan’s generic form of Adalat CC.  The deferred revenue related to this product was fully amortized by June 30, 2007.

Share-Based Compensation

The share-based compensation expense for the second quarter of 2007 (excluding $1.7 million in other net charges) was $10.0 million (2006: $13.5 million), which comprised $0.8 million (2006: $1.1 million) of cost of goods sold, $5.8 million (2006: $8.1 million) of SG&A expense and $3.4 million (2006: $4.3 million) of R&D expense.

 Gross Profit

The gross profit margin on revenue was 56% in the second quarter of 2007, compared to 65% in the same period of 2006.  The decrease is due principally to the change in the mix of product sales, including the impact of Tysabri. The Tysabri gross profit margin of 29% is impacted by the profit sharing and operational arrangements in place with Biogen Idec, and reflects Elan’s gross margin on US sales of approximately 36%, offset by the inclusion in cost of sales of royalties payable by Elan on sales of Tysabri outside of the United States.  These royalties are payable by Elan but reimbursed by the collaboration (see page 8).

Operating Expenses

Selling, general and administrative

SG&A expenses decreased 7% to $89.6 million in the second quarter of 2007 from $96.1 million in the same period of 2006 as a result of continued cost discipline, and can be analyzed as follows:

Three Months Ended June 30			Six Months Ended June 30
2006 US$m	2007 US$m		2006 US$m	2007 US$m
48.4	47.2	Rest of business	92.5	95.6
20.8	19.0	Tysabri- US	36.2	36.1
18.8	17.6	Depreciation and amortization (principally Maxipime and Azactam)	37.7	35.2
8.1	5.8	Share-based compensation	15.4	12.7
96.1	89.6	Total	181.8	179.6

The SG&A expenses related to the Tysabri ROW sales are reflected in the Tysabri ROW revenue as described on page 8.

Research and development

R&D expenses for the second quarter of 2007 were $59.5 million, compared to $52.6 million in the same period of 2006, an increase of 13%.  The increase is primarily due to increased expenses associated with progressing our Alzheimer’s disease (AD) programs, in particular our collaboration with Transition Therapeutics, Inc. (Transition) on ELND-005.

Other Net Charges

Other net charges for the three and six months ended June 30, 2007 and 2006 were as follows:

Three Months Ended June 30			Six Months Ended June 30
2006 US$m	2007 US$m		2006 US$m	2007 US$m

—	52.2	Maxipime/Azactam asset impairment	—	52.2
(3.6)	14.9	Severance and restructuring	(3.6)	14.9
7.0	—	In-process research and development	7.0	—
3.4	67.1	Total	3.4	67.1

The total other net charges of $67.1 million in the second quarter of 2007 consist of an impairment charge of $52.2 million relating to the Maxipime and Azactam intangible assets, arising from the approval of a first generic cefepime hydrochloride in June 2007 and an anticipated approval for a generic form of Azactam, and severance and restructuring charges of $14.9 million arising principally from the consolidation of our US west coast locations, which will result in the closure of the San Diego facility and the expansion of our operations in South San Francisco.

Movement in Shareholders’ Equity/(Deficit)
	March 31 2007 US$m	June 30 2007 US$m
Opening balance	85.1	7.3
Net loss for the period	(93.0)	(141.1)
Share-based compensation	13.8	10.0
Issuance of share capital	3.1	10.6
Other	(1.7)	4.0
Closing balance	7.3	(109.2)

Guidance

Following the approval of a generic form of Maxipime in June 2007 and the anticipated approval of a generic form of Azactam, future revenues from these products are expected to be materially and adversely affected.  Included in the previous guidance for 2007 SG&A and R&D costs was approximately $100 million in direct SG&A expenses related to Maxipime and Azactam, which included approximately $60 million in non-cash amortization.

As a consequence of these generic entries, Elan will take steps to restructure its commercial infrastructure and reduce related selling and administration costs.  This restructuring is expected to be completed in the second half of 2007 and, once completed, yield annual cash cost savings of approximately $40 million.  Additionally, there will be no amortization expense associated with Maxipime or Azactam in 2008 or beyond.  It is expected that the upfront costs associated with this restructuring will be approximately $10 million to $15 million and will be included in other charges in the second half of 2007.

Elan had previously guided revenues, excluding Tysabri, for 2007 to exceed $500 million and Adjusted EBITDA losses to be less than $50 million.  While the impact of a generic competitor to Maxipime, and the timing of approval for a potential generic form of Azactam, remains unclear, Elan expects revenues for 2007, excluding Tysabri, will approach, if not exceed, $500 million.  Elan is also taking steps to reduce costs in order to try and contain Adjusted EBITDA losses at approximately $50 million for 2007.

SG&A and R&D costs, which were previously guided to be in the range of $600 million to $650 million, are now expected to be below $600 million for 2007.

Research and Development

Tysabri MS

The three-year extension study data of Tysabri in MS patients was presented in June at the European Neurological Society (ENS) Meeting. New data from the TOUCH (Tysabri Outreach: Unified Commitment to Health) Prescribing Program™ and TYGRIS (Tysabri Global Observation Program in Safety) safety study confirming the safety profile from previous clinical studies of Tysabri was also presented. As we have indicated previously, Elan and Biogen Idec intend to provide periodic safety updates at medical meetings.

Tysabri Crohn's Disease

In Europe, Elan and Biogen Idec were recently informed by the European Medicines Agency that the Committee for Medicinal Products for Human Use has adopted a negative opinion on the marketing application for the use of natalizumab in patients with Crohn’s disease. In accordance with European regulations, Elan and Biogen Idec plan to apply for a re-examination of the negative opinion through the appeal procedure. A decision on the appeal is expected by the first quarter of 2008.

In the United States, the supplemental Biologics License Application is under review by the FDA, and we anticipate regulatory action following the July 31, 2007 meeting of the Gastrointestinal Drugs Advisory Committee and Drug Safety and Risk Management Advisory Committee of the FDA, who will jointly review Tysabri for patients with moderately to severely active Crohn’s disease.

Alzheimer's Disease and other Neurodegenerative Diseases

Elan is focused on building upon its breakthrough research and extensive experience in AD and other neurodegenerative diseases, such as Parkinson's disease.

Three of our compounds from our AD immunotherapy program, in collaboration with Wyeth, are progressing in clinical trials. Phase 2 clinical trials with Bapineuzumab (AAB-001), a humanized monoclonal antibody to A-beta, are ongoing, and we plan to initiate Phase 3 global clinical trials before year-end. Our subcutaneous formulation of Bapineuzumab has moved into the clinic in a Phase 1 trial. In addition, Phase 2 clinical trials have been initiated to evaluate ACC-001 (active A-beta immunotherapeutic conjugate) in patients with mild-to-moderate AD.

In June, follow-up data of AN-1792, a compound originating from our AD immunotherapy program but no longer in development, was presented at the Alzheimer's Association International Conference on the Prevention of Dementia. Approximately 4.5 years after being immunized with AN-1792, responders in Study 201 showed reduced functional decline compared to placebo and improved cognitive function.

Elan and Transition are working to progress ELND-005, a small molecule compound for the treatment of AD, in clinical trials. The compound is currently being evaluated in multiple Phase 1 clinical studies, and the companies anticipate starting Phase 2 clinical studies around the end of 2007. ELND-005 acts by breaking down and preventing the assembly of beta amlyoid fibrils, a hallmark pathology of AD.

About Elan

Elan Corporation, plc (NYSE: ELN) is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world.  Elan shares trade on the New York, London and Dublin Stock Exchanges.  For additional information about the company, please visit http://www.elan.com.

Forward-Looking Statements This document contains forward-looking statements about Elan’s financial condition, results of operations, business prospects and products in research and development that involve substantial risks and uncertainties.  You can identify these statements by the fact that they use words such as “anticipate”, “estimate”, “project”, “target”, “intend”, “plan”, “will”, “believe”, “expect” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events.  Among the factors that could cause actual results to differ materially from those described or projected herein are the following: the potential of Tysabri, the incidence of serious adverse events associated with Tysabri (including cases of PML), whether or not Tysabri will be approved in the United States or Europe for the treatment of Crohn’s disease and the potential for the successful development and commercialization of additional products, including those utilizing Tysabri; the potential of Elan’s other marketed products; Elan’s ability to maintain sufficient cash, liquid resources, and investments and other assets capable of being monetized to meet its liquidity requirements; the success of research and development activities including, in particular, whether and when a Phase 3 clinical trial for AAB-001 will be initiated, whether the Phase 2 clinical trials for AAB-001 (and the planned Phase 3 clinical trial) are successful and the speed with which regulatory authorizations and product launches may be achieved; competitive developments affecting Elan’s products; the ability to successfully market both new and existing products; difficulties or delays in manufacturing and supply of Elan’s products; trade buying patterns; the impact of generic and branded competition after the expiration of Elan’s patents, including the impact of generic competition following the loss of patent exclusivity for Azactam and Maxipime in particular, a generic version of Maxipime was introduced in the market in the second quarter of 2007 which has had, and will have a material adverse effect on Elan’s revenues from and gross margin for Maxipime and Elan anticipates that a generic version of Azactam will be introduced into the market in the second half of 2007 which will materially and adversely affect Elan’s revenue and gross margins from Azactam; whether the projected cost savings from the anticipated restructuring of our commercial organization will be achieved and whether Elan’s estimate of the costs of such restructuring will prove accurate; whether we will be able to contain Adjusted EBITDA losses at approximately $50 million for 2007; whether we will be able to achieve revenues, excluding Tysabri, that approach or exceed $500 million; whether restrictive covenants in Elan’s debt obligations will adversely affect Elan; the trend towards managed care and health care cost containment, including Medicare and Medicaid; the potential impact of the Medicare Prescription Drug, Improvement and Modernization Act 2003; possible legislation affecting pharmaceutical pricing and reimbursement, both domestically and internationally; failure to comply with kickback and false claims laws including in respect to past practices related to the marketing of Zonegran which are being investigated by the US Department of Justice and the US Department of Health and Human Services (the resolution of this Zonegran matter could require Elan to pay substantial fines and to take other actions that could have a material adverse effect on Elan); failure to comply with Elan’s payment obligations under Medicaid and other governmental programs; exposure to product liability and other types of lawsuits and legal defense costs and the risks of adverse decisions or settlements related to product liability, patent protection, governmental investigations and other legal proceedings; Elan’s ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Elan’s products or product candidates; interest rate and foreign currency exchange rate fluctuations; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; general changes in United States and International generally accepted accounting principles; growth in costs and expenses; changes in product mix; and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006, and in its Reports of Foreign Issuer on Form 6-K filed with the SEC.  Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Appendix I

Three Months Ended June 30, 2006				Three Months Ended June 30, 2007
Tysabri	Rest of Business	Total		Tysabri	Rest of Business	Total
US$m	US$m	US$m		US$m	US$m	US$m
			Revenue
(0.1)	130.9	130.8	Product revenue (1)	46.9	136.0	182.9
0.7	4.9	5.6	Contract revenue	0.3	5.3	5.6
0.6	135.8	136.4	Total revenue	47.2	141.3	188.5

			Operating Expenses
0.6	47.3	47.9	Cost of goods sold	33.5	49.3	82.8
22.1	74.0	96.1	Selling, general and administrative (2)	20.0	69.6	89.6
7.1	45.5	52.6	Research and development	9.0	50.5	59.5
—	0.9	0.9	Net loss on divestment of product	—	—	—
—	3.4	3.4	Other net charges	—	67.1	67.1
29.8	171.1	200.9	Total operating expenses	62.5	236.5	299.0
(29.2)	(35.3)	(64.5)	Operating loss	(15.3)	(95.2)	(110.5)

0.7	32.8	33.5	Depreciation and amortization	0.6	82.5	83.1
(0.7)	(9.1)	(9.8)	Amortized fees	(0.3)	(4.1)	(4.4)
1.2	12.3	13.5	Share-based compensation	0.8	9.2	10.0
—	0.9	0.9	Net loss on divestment of product	—	—	—
—	3.4	3.4	Other net charges	—	14.9	14.9
(28.0)	5.0	(23.0)	Adjusted EBITDA	(14.2)	7.3	(6.9)

1 Tysabri product revenue reflects (US$m):

	2006	2007
US revenue	(0.1)	46.9
EU revenue	—	—
Total Tysabri product revenue	(0.1)	46.9

2 General and corporate costs have not been allocated to Tysabri.

Appendix II

Six Months Ended June 30, 2006				Six Months Ended June 30, 2007
Tysabri	Rest of Business	Total		Tysabri	Rest of Business	Total
US$m	US$m	US$m		US$m	US$m	US$m
			Revenue
(0.2)	259.2	259.0	Product revenue (1)	77.6	272.8	350.4
1.4	10.3	11.7	Contract revenue	0.5	13.6	14.1
1.2	269.5	270.7	Total revenue	78.1	286.4	364.5

			Operating Expenses
1.3	95.5	96.8	Cost of goods sold	58.2	97.7	155.9
39.0	142.8	181.8	Selling, general and administrative (2)	38.2	141.4	179.6
13.1	90.3	103.4	Research and development	18.8	100.9	119.7
—	(43.3)	(43.3)	Net gain on divestment of product	—	—	—
—	3.4	3.4	Other net charges	—	67.1	67.1
53.4	288.7	342.1	Total operating expenses	115.2	407.1	522.3
(52.2)	(19.2)	(71.4)	Operating loss	(37.1)	(120.7)	(157.8)

1.4	64.7	66.1	Depreciation and amortization	1.2	113.0	114.2
(1.4)	(19.8)	(21.2)	Amortized fees	(0.5)	(7.9)	(8.4)
2.8	23.4	26.2	Share-based compensation	2.0	21.8	23.8
—	(43.3)	(43.3)	Net gain on divestment of product	—	—	—
—	3.4	3.4	Other net charges	—	14.9	14.9
(49.4)	9.2	(40.2)	Adjusted EBITDA	(34.4)	21.1	(13.3)

1 Tysabri product revenue reflects (US$m):

	2006	2007
US revenue	(0.2)	82.6
EU revenue	—	(5.0)
Total Tysabri product revenue	(0.2)	77.6

2 General and corporate costs have not been allocated to Tysabri.